ELUXURYHOUSE, INC.

                                        April 12, 2007

Via EDGAR
---------
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:  David H. Roberts, Esq.

         Re:      eLuxuryHouse, Inc. /Form SB-2 Correspondence
                  Registration Statement on Form SB-2/Amendment No. 1 File No. 333-140717

Dear Mr. Roberts:

         In accordance with Rules 460 and 461 promulgated pursuant to the Securities Act of 1933, as amended, eLuxuryHouse, Inc. (the "Company") is hereby requesting that the Company's Registration Statement on Form SB-2, as amended, referenced above, be made effective on Friday, April 13, 2007 at 2:00 pm, or as soon thereafter as may be practicable.

         The Company acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           Very truly yours,

                                           ELUXURYHOUSE, INC.

                                           By:  /s/ Howard Kahn
                                                ---------------
                                                Howard Kahn, President